UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

COOTEK ENTERED INTO SECURITIES PURCHASE AGREEMENT AND CONVERTIBLE NOTE

On  January 19, 2021, Cootek (Cayman) Inc. (“CooTek” or the “Company”) (NYSE: CTK)  entered into a securities purchase agreement and a convertible note (the “Note”) with YA II PN, LTD. (the “Investor”), pursuant to which the Investor purchases a convertible promissory note in the principal amount of US$10,000,000 (the “Principal”), which shall be convertible into the Company’s Class A ordinary shares, which may be further converted into American Depositary Shares of the Company. The Note has a conversion price (the “Conversion Price”) of the lower of (i) US$4.20 per ADS (the “Fixed Conversion Price”), or (ii) 88% of the lowest daily VWAP (as defined in the Note) during the 10 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the floor price of US$0.75 per ADS. The Principal and the interest payable under the Note will mature on January 19, 2022 (the “Maturity Date”) unless earlier converted or redeemed by the Company. At any time before the Maturity Date, the Investor may convert the Note at its option into Class A ordinary shares of the Company at the Conversion Price. The Company has the right, but not the obligation, to redeem (“Optional Redemption”) a portion or all amounts outstanding under this Note prior to the Maturity Date at a cash redemption price equal to the outstanding Principal balance to be redeemed, plus the applicable redemption premium, plus accrued and unpaid interest; provided that the trading price of the ADS is less than the Fixed Conversion Price and the Company provides Investor with at least 10 business days’ prior written notice of its desire to exercise an Optional Redemption. The Investor may convert all or any part of the Note after receiving a redemption notice, in which case the redemption amount shall be reduced by the amount so converted. No public market currently exists for the Note, and the Company does not intend to apply to list the Note on any securities exchange or for quotation on any inter-dealer quotation system. The Note contains customary events of default, indemnification obligations of the Company and other obligations and rights of the parties.

The Note was offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-251355) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The foregoing description of the securities purchase agreement and the Note is qualified in its entirety by reference to the full text of the securities purchase agreement and the Note, a copy of which is filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K. This Form 6-K (including the documents attached as exhibits hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3 initially filed on December 15, 2020 (Registration Statement No. 333-251355).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

	By:	/s/ Karl Kan Zhang
		Name:	Karl Kan Zhang
		Title:	Chairman of the Board of Directors and Chief Technology Officer

Date : January 19, 2021

Exhibit Index

Exhibit 10.1 — Securities Purchase Agreement
Exhibit 10.2 — Convertible Note